SONASOFT CORP.
6489 Camden Avenue, Suite 105
San Jose, CA 95120

September 24, 2008

Via U.S. mail and facsimile
Barbara C. Jacobs
Division of Corporation Finance
Securities and Exchange Commission
100 F Streat, N.E.
Mail Stop 4561
Washington, D.C. 20649

Re:          Sonasoft Corp.
Amd. 2 to Registration Statement on Form S-1
Filed September 5, 2008
File No. 333-150750

Form D
Filed August 25, 2008
File No. 021-121940

Dear Ms. Jacobs:

We are in receipt of your comment letter dated September 16, 2008 regarding the above referenced filing.  As requested in your letter, we provide a response to the questions raised by the Staff.  For your convenience, the question is listed below, followed by the Company’s response.

Form S-1

Certain Relationships and Related Transactions, page 26

1.
We note the new disclosure regarding the loans made to certain of your execute officers and directors on January 2, 2003 and fact that these loans will likely not be repaid until the spring of 2009.  If loan documents exist between the Company and each of the officers, please file the documents as exhibits to the registration statement.  See Item 601(b)(10)(i)(A) of Regulation S-K.  Please provide us with a detailed analysis as to how these loans are consistent with Section 13(k) of the Exchange Act.  As you may be aware, upon filing of your registration statement, you achieved the status of “issuer” as defined in Section 2 of the Sarbanes-Oxley Act of 2002.

Answer:   Please note that such loans have been offset against amounts owed to the individuals as compensation for services rendered to the Company.  Therefore, such amounts are no longer outstanding.  The Form S-1 has been updated accordingly.

Part II

Item 15.  Recent Sales of Unregistered Securities, page II-2

2.
Our records indicate that you filed a Form D, notice of sales of securities pursuant to Regulation D, on August 25, 2008.  Please advise us of the date of the sales of the securities covered by the Form D.  If these sales are not described in your Item 15 disclosure, revise as appropriate and set forth the facts that make the exemption available.  See Item 701 of the Regulation S-K.  If any of the sales were made after the filing of your initial registration statement on May 8, 2008, please provide us with your analysis with respect to the potential for the integration of the concurrent private offering and your public offering of common stock.  See Section II.C of Release No. 33-8828 (August 3, 2007).

Answer:   Please note that such sales took place from January 2005 through May 5, 2008. All of such sales have been previously detailed in Item 15.  No sales were made by the Company after the filing of the initial registration statement on May 8, 2008.

Form D filed August 25, 2008

C.  Offering Price, Number of Investors, Expenses and Use of Proceeds

3.
You indicate in your response to question 1 of this section that you have sold securities in the amount of $3,907,924.  However, your response to question 2 of this section appears to indicate that you only sold $3,582,924 of securities.  Please explain this discrepancy.

Answer:      Please note that the total amount of securities sold in the offering was $3,907,924.  The difference between the amount indicated in Part C 1 and 2 is $325,000 of securities sold to two foreign individuals under Regulation S.  Accordingly, they were not included in the breakdown of accredited and non-accredited investors.

Very truly yours,

Sonasoft Corp.

By:	/s/ Nand (Andy) Khanna
Nand (Andy) Khanna President and Chief Executive Officer